Exhibit (a)-(15)

Ossen Innovation Announces Completion of Merger

09/09/21

SHANGHAI, Sept. 9, 2021 /PRNewswire/ -- Ossen Innovation Co., Ltd. ("Ossen Innovation" or the "Company") (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced the completion of the merger contemplated by that certain agreement and plan of merger by and among the Company, New Ossen Group Limited, an exempted company with limited liability incorporated under the laws of the British Virgin Islands (the "Parent"), and New Ossen Innovation Limited, an exempted company with limited liability incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of Parent ("Merger Sub"), dated December 17, 2020 (the "Merger Agreement"), providing for the merger of the Merger Sub with and into the Company (the "Merger"), with the Company continuing as the surviving company after the Merger as a wholly owned subsidiary of the Parent.

The Company held its extraordinary general meeting to approve the Merger on September 9, 2021, during which the Company's shareholders voted in favor of the proposal to authorize and approve the (i) Merger Agreement, (ii) the plan of merger required to be filed with the Registrar of Corporate Affairs of the British Virgin Islands, and (iii) the consummation of the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger.

Approximately 75.9% of the Company's total ordinary shares (the "Shares") (including shares represented by ADSs) outstanding as of the close of business in the British Virgin Islands on the share record date of August 10, 2021 voted by proxy at the extraordinary general meeting. Each shareholder has one vote for each ordinary share. Of the ordinary shares voted at the meeting, approximately 74.85% voted in favor of the Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the Merger.

Under the terms and conditions of the approved Merger Agreement, each of the Shares (other than Shares represented by ADSs) issued and outstanding immediately prior to the effective time of the merger (the "Effective Time") was cancelled and ceased to exist in exchange for the right to receive US$1.70 per Share in cash and without interest and (ii) each ADS issued and outstanding immediately prior to the Effective Time, together with each Share represented by such ADS, was cancelled and ceased to exist in exchange for the right to receive US$5.10 per ADS (less US$0.05 per ADS cancellation fee payable pursuant to the terms of the deposit agreement dated June 30, 2020 (the  by and among the Company, the Bank of New York Mellon), except for: (i) shares beneficially owned by Pujiang International Group Limited, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands (the "Rollover Shares"), and (ii) shares owned by holders of Shares who have validly exercised and not effectively withdrawn or lost their appraisal rights pursuant to Section 179 of the BVI Business Companies Act, 2004, as amended (the "Dissenting Shares", together with the Rollover Shares, the "Excluded Shares"). Each Excluded Share issued and outstanding immediately prior to the Effective Time was cancelled and ceased to exist, and no consideration would be delivered with respect thereto, provided that the Dissenting Shares would be paid with the payment resulting from the procedure in Section 179 of the BVI Companies Act, 2004, as amended.

The Company also announced today that it has requested that trading of its shares on the Nasdaq Capital Market ("Nasdaq") be suspended. The Company has requested that Nasdaq file a Form 25 with the Securities and Exchange Commission (the "SEC") notifying the SEC of the delisting of the Company's ordinary shares on Nasdaq and the deregistration of the Company's registered securities. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC in approximately ten days following the filing of the Form 25. The Company's obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Ma'anshan, Anhui Province, and Jiujiang, Jiangxi Province.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks relating to the ongoing COVID-19 pandemic and the risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F, as amended. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Wei Hua, Chief Executive Officer

Email: int.tr@ossengroup.com

Phone: +86-21-6888-8886

Web: www.osseninnovation.com

Investor Relations

GCI IR

Phone: +1-202-656-3688

Email: info@goldenir.com